PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada – June 25, 2015 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that the four nominees listed in the Company’s management information circular for the annual meeting of shareholders of the Company (the "Meeting") held on Thursday, June 25, 2015 were elected at the Meeting as directors of Loncor. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	25,423,362	83.75%	4,932,600	16.25%
Arnold T. Kondrat	26,001,774	85.66%	4,354,188	14.34%
Richard J. Lachcik	21,069,774	69.41%	9,286,188	30.59%
William R. Wilson	25,423,362	83.75%	4,932,600	16.25%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. Loncor also owns or controls 51 exploration permits covering areas in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.